UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RETO ECO-SOLUTIONS, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G75271109
(CUSIP Number)

Xiaoping Li

22/F, Hengxin Building, Binhai Avenue

Longhua District, Haikou, China 570125

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75271109

1	Names of Reporting Person. Xiaoping Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,050,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,050,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Shares, par value $0.001 per share (the “Common Shares”), of Reto Eco-Solutions, Inc., a British Virgin Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is X-702, 60 Anli Road, Chaoyang District, Beijing, China 100101.

Item 2.	Identity and Background

(a) This statement is being filed by Xiaoping Li (the “Reporting Person”).

(b) The business address for the Reporting Person is 22/F, Hengxin Building, Binhai Avenue, Longhua District, Haikou, China 570125.

(c) The Reporting Person is the legal representative of a subsidiary of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,050,000 Common Shares were issued to the Reporting Person in lieu of the cash payment of RMB 9.9 million payable to the Reporting Person by a subsidiary of the Issuer, in connection with the transfer of the Reporting Person’s equity interests in REIT Mingde (as defined below) to the Issuer’s subsidiary, as more fully described below.

Item 4.	Purpose of the Transaction

On December 27, 2021, ReTo Technology Development Co., Ltd. (the “Buyer”), a wholly owned subsidiary of the Issuer, entered into an Equity Transfer Agreement (the “Agreement”) with Hainan REIT Mingde Investment Holding Co., Ltd. (“REIT Mingde”), a limited liability company incorporated in the People’s Republic of China (the “PRC”), the Reporting Person and Jing Peng, both shareholders of REIT Mingde and owning 99% and 1% of the equity interest of REIT Mingde prior to the Acquisition (as defined below), respectively, and Hainan Yile IoT Technology Co., Ltd and Yangpu Fangyuyuan United Logistics Co., Ltd, each a PRC limited liability company and subsidiary of REIT Mingde. Pursuant to the Agreement, among other things, the Buyer acquired 100% of the equity interest of REIT Mingde for a total consideration of RMB10,000,000 (approximately $1.57 million) in cash or cash equivalents (the “Acquisition”). After the closing of the Acquisition, REIT Mingde became the Issuer’s indirectly wholly owned subsidiary and the Reporting Person, who is also the legal representative of REIT Mingde, will be appointed as a director and Executive Vice President of the Issuer.

On February 22, 2022, the Issuer issued an aggregate of 2,050,000 Common Shares to the Reporting Person at $0.61 per share in lieu of cash payment payable to the Reporting Person under the Agreement pursuant to a subscription agreement by and between the Issuer and the Reporting Person (the “Subscription Agreement”).

The description of the Agreement and the Subscription Agreement is qualified in its entirety by reference to the full text of such agreements, a copy of which was filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively. Other than as described in this Schedule 13D, to the best of the Reporting Person’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person (based on a total of 30,533,112 Common Shares issued and outstanding as of February 17, 2022 which was contained in the Subscription Agreement filed herewith) are as follows:

a)		Amount beneficially owned: 2,050,000	Percentage: 6.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,050,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,050,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Common Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Agreement and the Subscription Agreement described above in Item 4, which is incorporated herein by reference, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Translation of the Equity Transfer Agreement, dated December 27, 2021 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report 6-K, dated January 4, 2022)
Exhibit 99.2	Subscription Agreement dated February 17, 2022, by and between the Issuer and the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2022

Xiaoping Li

By	/s/ Xiaoping Li
Xiaoping Li

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